EXHIBIT 21.1

	SUBSIDIARIES OF THE COMPANY

                                                    State of
                                                Jurisdiciton of
		                                             Incorporation or
		                                              Organization	       % Owned

(1)	JSCE, Inc.                                   	Delaware	          100%
(2)	Jefferson Smurfit Corporatin (U.S.)          	Delaware          	100%
(3)	Smurfit Newsprint Corporation	                Delaware          	100%
(4)	Packaging Unlimited, Inc.	                    Delaware          	100%
(5)	JSC International Sales, Inc.                	Barbados          	100%
(6)	CCA de Baja California, S.A. de C.V.	         Mexico D.F.       	100%
(7)	Jefferson Smurfit Finance Corporation	        Delaware          	100%
(8)	Groveton Paper Board, Inc.                   	New Hampshire      	62.94%